INVEST IN **THE ZONE**

The Zone is a personal mental wellness coach in the pockets of athletes


Body
Mind
Life

itsthezone.com New York NY

Software | Technology | B2B | Edtech | Wellness

LEAD INVESTOR

Ethia Dulorie

This is a great company that is helping athletes with their mental health in college which is a tough period in the lives of anyone. Let alone student-athletes. My son was a tri-athlete in high school and mental health was a constant conversation at the dinner table. College students tend to deal with a number of academic and societal pressures and need professional services to serve as an outlet for expression. This is why I fully back The Zone. Ivan and Erik are playing a huge role in democratizing access to mental health professionals at a very critical time.

Invested $15,000 this round

Highlights

1. 🏆 1 of 4 companies in Bank of America's 1st tech accelerator program
2. 💸 Raised $120K from angels; created product & attained paying customers in 1 yr
3. 💫 Retention rate 4X higher than industry avg at 15%
4. ✅ 86% of students complete the entire check-in flow
5. 💥 Advisors from Nike, Barclays, Puma, JP Morgan, wellness committee of licensed practitioners 💥
6. 📣 Featured in Bloomberg, EBONY, & more
7. 📈 Digital health market set to grow to $456B in 2026

Our Team

Ivan Tchatchouwo CEO

Ivan Tchatchouwo CEO

Masters degree from Columbia in physiology.

We chose this idea because us as co-founder actually battled mental health issues as athletes and struggled to get help which led to use falling through the cracks. We wanted to make sure future athletes have the support they needed right in their pockets.

Erik Poldroo COO

Pitch


the
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A Wellness Platform Tailored for Student Athletes


Our Mission
Our mission is to put wellness coaching in every athlete's pocket, so they can feel and perform at their best.
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The Problem
Data shows that mental health struggles within student athletes have increased substantially over the last several years.
250%
Increase of mental health issues for student athletes nationally.
49%
Feel they are not able to keep up with academics resulting in stress and anxiety.
33%
Experience significant symtpoms of depression, anxiety or other mental health conditions.
ONLY 10%
of student athletes seek help.
And we can relate...
Our founders are former athletes that have struggled with mental health!
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Erik's Story
Founder-Market Fit
Early Beginnings
At age 5, Erik began playing baseball.
Therapy & Diagnosis
Diagnosed with performance anxiety & the yips.
Started practicing meditation and mindfulness to improve stress/anxiety levels.
CHILDHOOD
TURNING POINT
MENTAL STRUGGLES
REALIZATION
Scholarship Athlete & Captain
Experienced severe anxiety and stress that inhibited performance on the field.
Issues compounded over time, resulting in a lower gpa and substance use to cope.
The opportunity for accessible and private wellness resources was not there.
• Athletes were afraid to open up in fear of losing playing time.
• Staff did not know how to help because athletes weren't opening up.
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Ivan's Story
Founder-Market Fit
Cameroon
United States
At age 6, Ivan began playing basketball.
Therapy & Diagnosis
Eventually discovered the school had a sports psychologist.
Diagnosed with Depression and became aware of his identity crisis.
CHILDHOOD
TURNING POINT
MENTAL STRUGGLES
REALIZATION
Scholarship Athlete & Captain
Experienced an injury that ended his junior year season.
Dropped out of pre-med and used substances to cope.
No one was opening up about their struggles...
• 2 athletes visited the sports psychologist in 2 years.
• Many teammates were also struggling behind the scenes.
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Our Solution
Current Product
Awareness
Discovery
MVP
Support



Our Solution
Future Product
Structured database with personalized insights
Awareness
Consistent feedback via engagement methods
Machine Learning
Discovery
Enhanced mood tracking
Support
Direct in-app access to help
Artificial Intelligence
Inclusive and niche resources for Gen Z athletes



Staff Dashboard
For B2B Customers
The dashboard is where staff members come to learn about what is going on with their organizations and how it can impact performance.
Monitor anonymous data and insights to uncover what's actually going on with students in the athletic program. Comprehensive reporting is in development and will include:
Wellness reporting
Top Trending Content
Top Mood by class, sport, season, etc.



Launch Metrics
Launch date:
Sept. 15th, 2021
62%
Download rate*
15%
Retention Rate
6m 43sec
Average session length
Mood Check-in
86%
Goal conversion rate*
Top Focus Areas
Excessive worry 14%
Nutrition 14%
Loss of energy 14%



Customer
and End User
Current Customer
Athletic staff that want and need to provide a safe environment for their student athletes to perform at their best - both mentally and physically.
Staff We Sell to:
Athletic Director
Head of Sports Performance/ Wellness
Student-Athlete Development
End User: Student Athletes
Student athletes that recognize that improving/maximizing their mental performance can improve their physical/personal performance.



Go To Market


B2B2C Pipeline
Zone Leads
Lehigh University
First Paid Customer
($10k ARR)
Seton Hill
Paid Pilot
Potential Partnerships
Partner with Media rights companies that sell into athletic organizations and do a rev share deal to scale our process of velocity into schools.
Learfield IMG
200+ partner schools
Playfly
40+ partner schools
Radical Hope
Digitize their offering

Forward-looking projections cannot be guaranteed.


Monetization
Sponsorships & Ad Revenue
First deal established with Morgan Stanley as a financial wellness partner for $10k
Annual Subscription Fee
An Annual subscription license fee that colleges pay per student ($59.88 per seat/yearly).
Growing with User
Grow with student athletes enabling usage post college.
Data Insights
Monetization of aggregate data for third-party data partners.


Opportunity
Consumer Wellness
**$1.5 Trillion
Youth Athletes
$19 Billion
NCAA Athletics
Pro Athletes
*$77 Billion
Current Market
$18.9 Billion
*North American sports market size 2009-2021, Statista (2021)
**Feeling good: The future of the $1.5 trillion wellness market, McKinsey & Company (2021)


The Team
Founder/CEO
Co-Founder/COO
Interim CTO
VP of Product
UX/UI Visual Designer
Ivan Tchatchouwo
Erik Poldroo
Adrien Fudjo
Janaya Reid
Johnna Yazgan


Advisory Board
Craig Amazeen
Jeff Hoffman
priceline.com
Carren Morris
Sandi Drucker Wright
BESPOKE IMPACT
Amy Pisano
HIRED
Mars Shah
Andrew Tannenbaum
BARCLAYS


Wellness Committee


The Institue for Functional Medicine
The New School for Social Research
Mindful Living, LLC
Christie Brooks RD
Functional Medicine Nutritionist
Adam Brown
Associate Professor of Psychology, VP of Research
Dr. Rabia Subhani
Licensed Psychologist
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Milestones
Turned $120k in Angel investments into a full product in 1 year and attained two paid customers.
Bloomberg
SPORTTECHIE
EBONY
Been viewed as thought leaders 2x on publications listed above.
BANK OF AMERICA
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1 out of 4 companies in Bank of America's 1st Tech Accelerator program
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Use of Funds
Raise $3M
Convert staff to full-time
CEO
COO
VP Product
Hire VP Engineer
UX/UI Designer
Hire Customer Success
Milestones
Grow sales pipeline 25x
Achieve Product Stickiness: WAU 8%
Partner with telehealth companies to increase access to help in app
Build data structure for optimal security, compliance and scalability
Increase personalization via Aritifical Intelligence/Machine Learning
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The total goal of the Wefunder raise is $250k


Contact Us
Thank you!
Ivan Tchatchouwo
CEO/Co-Founder
Ivan@itsthezone.com
Erik Poldroo
COO/Co-Founder
Erik@itsthezone.com
" We weren't going to let future athletes fall through the cracks by suffering in silence, so we created The Zone. "
- Ivan & Erik, Co-Founders
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